UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

19 Le Parvis 92073 Paris-La Défense, France Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ⃞ No ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ⃞ No ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Sequans Communications S.A. (the “Company”) hereby announces that at the combined ordinary and extraordinary meeting of shareholders held on June 25, 2013, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the attached Agenda, with the exception of the 15th proposal to approve a capital increase reserved for employees.  The results are in line with the recommendations that were made by the Board of Directors.

American Depositary Shares representing 15,782,858 ordinary shares of the Company, and 5,000 ordinary shares, representing in total 35.3% of the ordinary shares outstanding as of the record date, were voted at the meeting.

Sequans Communications S.A.
Agenda – Combined Ordinary and Extraordinary Meeting of Shareholders
June 25, 2013

Ordinary Matters

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2012

2.	Approval of the consolidated accounts for the fiscal year ended December 31, 2012

3.	Agreements within the scope of Article L. 225-38 of the French Commercial Code

4.	Appropriation of net loss for the fiscal year

5.	Approval of the compensation plan for independent directors

6.	Renewal of the term of office of Mr. Alok Sharma as director

7.	Renewal of the term of office of Mr. Dominique Pitteloud as director

8.	Renewal of the term of office of Mr. James Patterson as director

9.	Renewal of the term of office of Mr. Hubert de Pesquidoux as director

Extraordinary Matters

10.	Subject to the condition precedent that the compensation plan for independent directors is approved, issuance of 36,000 stock subscription warrants; establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of preemptive subscription rights in favor of Mr. Alok Sharma, Mr. James Patterson, Mr. Zvi Slonimsky, Mr. Hubert de Pesquidoux, Mr. Dominique Pitteloud and Mr. Gilles Delfassy; powers to be granted to the Board of Directors

11.	Authorization given to the Board of Directors to grant stock subscription options, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors

12.	Authorization granted to the Board of Directors to issue stock subscription warrants, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such warrants; conditions attached to such authorization; powers to be granted to the Board of Directors

13.	Setting an overall ceiling for issues of stock subscription options, free shares and stock subscription warrants

14.	Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €300,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to a specific class of persons and revocation of preemptive subscription rights in favor of such class

15.	Authority to be delegated to the Board of Directors to decide to increase stated capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees

16.	Powers and formalities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A.
(Registrant)

Date:	June 27, 2013	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer